EXHIBIT 99.1

ASM International N.V.

Announces Availability and Timing of the 2012

First Quarter Results Conference Call and Web Cast

ALMERE, The Netherlands – April 10, 2012 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) and its 52%-owned subsidiary, ASM Pacific Technology, Ltd (Hong Kong Exchanges: 522) will simultaneously report operating results for the 2012 first quarter at approximately:

•	6:00 a.m. Hong Kong Time – Wednesday, April 25, 2012

•	00:00 (midnight) Continental European Time – Tuesday/Wednesday, April 24, 2012

•	6:00 p.m. US Eastern Time – Tuesday, April 24, 2012.

ASM International will host an investor conference call and web cast on Wednesday, April 25, 2012 at 15:00 Continental European Time (9:00 a.m.—US Eastern Time, 9:00 p.m. Hong Kong Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 212 444 0896

•	International: + 44 (0)20 7784 1036

•	Access Code: 3259204

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through May 25, 2012.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 3259204#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

CONTACTS:

Investor Relations:

Erik Kamerbeek

+31 881008500

Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus

+1 212-986-2900

Maryjo.Dieckhaus@asm.com